Exhibit 99.1

                                 [COMPANY LOGO]

         Capital Environmental Announces $30 Million Equity Investment; Completion of the Acquisition of Waste Services Inc. and Appointment of Chief
                                Financial Officer


BURLINGTON, Ontario, Feb. 7 /CNW/ -- Capital Environmental Resource Inc. (Nasdaq: CERI) today announced that it had completed the sale to a group of investors of 11,320,754 shares of Series 1 Preferred stock at a price of $2.65 per share resulting in gross proceeds to the Company of $30 million. After transaction costs, net proceeds to the Company are expected to be approximately $28 million to be used to fund the Waste Services Inc. ("WSI") acquisition and general working capital.

The newly issued Series 1 Preferred Shares are non-voting and are not entitled to receive any dividends declared by the Corporation. The holders of the Series 1 Preferred Shares are entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, an amount equal to the amount paid for such shares and no more.

The Series 1 Preferred Shares automatically convert into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held. Conversion is to be effected by, and only by, approval of the conversion by resolution of the holders of the Common Shares. After conversion, the former holders of the Series 1 Preferred Shares shall be entitled to exercise all rights of holders of Common Shares.

The Company will hold a special meeting of its shareholders to consider the conversion of the Series 1 Preferred Shares to Common Shares. The record date for the meeting has been established as February 11, 2002.

David Sutherland-Yoest, Chairman and Chief Executive Officer of the Company along with Directors, Don A. Sanders, Gary W. DeGroote and Lucien Remillard are members of the investor group. All members of the investor group have agreed to vote their existing Common Shares in favor of the conversion of the Series 1 Preferred Shares.

The Company also announced that it had consummated the previously announced acquisition of WSI. The WSI group of companies owns and operates landfill, collection and transfer facilities and operations located in Ottawa and Brockville, Ontario. The transaction involves a purchase price of $25.3 million. The acquisition operations are anticipated to generate $9.1 million in gross revenue and $4.5 million EBITDA annually to Capital. The landfill operation will also permit Capital to more fully integrate its Eastern Ontario operations.


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David Sutherland-Yoest stated that "The WSI acquisition allows the Company to secure landfill disposal capacity in a market where it already enjoys a strong collection presence so that it can become a fully integrated service provider. The acquisition also served as the catalyst for a second equity investment which clearly shows the continued strength and commitment of the Company's shareholder base towards achieving the goal of becoming a strong Number Two competitor in the Canadian market place."

In addition, the Company announced that David J. Feals has been appointed as Chief Financial Officer. Mr. Feals has extensive experience in the solid waste industry with Canadian Waste Services and Waste Management Inc. Mr. Feals was formerly with KPMG and has been a Certified Public Accountant for over 20 years. Mr. Feals' appointment further strengthens the experience and depth of the Company's new management team.

The matters discussed in this news release include certain forward-looking statements that involve risks and uncertainties, which could cause actual results to differ materially from those forward-looking statements, including risks and uncertainties detailed in Capital's filings with the Securities and Exchange Commission. Capital makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this release that may bear upon its forward-looking statements.

All currency references are in United States dollars unless otherwise stated.

For further information: Thomas E. Durkin, III, Senior Vice President, Corporate Development, General Counsel and Secretary of Capital Environmental Resource Inc., +1-905-319-1237

Web site:  http://www.capitalenvironmental.com
    (CERI)

CO: Capital Environmental Resource Inc. ST: Ontario IN: FIN ENV SU: TNM PER